

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2013

Via E-mail
Mark Casper
Associate General Counsel, Managing Director, Legal
Maxim Integrated Products, Inc.
160 Rio Robles
San Jose, California 95134

      Re: **Volterra Semiconductor Corporation**
              Schedule TO-T
              Filed August 30, 2013 by Maxim Integrated Products, Inc.
              and Victory Merger Sub, Inc.
              File No. 005-80375

Dear Mr. Casper:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase, dated August 30, 2013

Frequently Asked Questions, page 5

If I decide not to tender, how will the Offer affect my Shares?, page 9

1.   Please revise the answer to the above-referenced question to state more clearly that if the bidder acquires enough shares in the tender offer to complete the merger under either Section 251(h) or Section 253 of the DGCL, as presently contemplated, the merger will take place without a vote or any further action by shareholders.

10. Source and Amount of Funds, page 25

2.   Given that the bidder anticipates funding the tender offer in part from available credit
        facilities, please disclose the information required by Item 1007(b) and (d) and
        Item 1016(b) of Regulation M-A, or confirm that the bidder will be able to pay the entire
        consideration from cash on hand.

11. Background of the Offer; Past Contacts or Negotiations with Volterra, page 25

3.   We note the disclosure on page 26 that on August 11 there were conference calls to
        discuss Volterra's concerns with respect to certain key issues in Maxim's revised draft of
        the merger agreement. Please disclose those issues and how they were addressed in the
        conceptual agreement that the parties reached.

The Transaction Agreements, page 29

4.   We note disclosure on page 29 that the provisions of the Merger Agreement and the
        Tender and Support Agreement were made only for the purposes of those agreements and
        were made solely for the benefit of the parties thereto. Please revise to remove any
        potential implication that these agreements do not constitute public disclosure under the
        federal securities laws.

5.   We note that the disclosure does not address the execution of the standstill agreement,
        and that agreement has not been filed as an exhibit to the Schedule TO. Please advise.
        Refer to Items 1005(b), 1011(a)(1) and 1016(d) of Regulation M-A.

15. Conditions of the Offer, page 51

6.   Please disclose the number of shares that must be tendered in order to satisfy the
        Minimum Condition.

7.   Refer to the following sentence on page 51: "Accordingly, notwithstanding any other
        provision of the Offer or the Merger Agreement to the contrary, the Purchaser…may
        terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any
        scheduled expiration date (subject to any extensions of the Offer pursuant to the Merger
        Agreement) or amend the Offer as otherwise permitted by the Merger Agreement, if…."
        We further note the sentence on page 53 to the effect that all of the conditions except for
        the Minimum Condition may be waived "at any time and from time to time[.]" All offer
        conditions, except those related to the receipt of government regulatory approvals
        necessary to consummate the offer, must be satisfied or waived at or before the offer's
        expiration. Please revise the disclosure to clarify this point.

8.   Please identify the specific representations and warranties referred to in the first bullet
        point inasmuch as the reference to "certain representations and warranties" could imply

less than all of the representations and warranties in Section 3.3 of the Merger Agreement.

9.   Refer to the following sentence on page 53: "The failure by Maxim or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time." If an event triggers a listed offer condition, and the bidder determines to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition and, depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and circulate new disclosure, as indicated at the top of page 15. When an offer condition is triggered by events that occur before the expiration of the offer, the bidder should inform target security holders how the bidder intends to proceed immediately, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidder's understanding in the response letter. See Exchange Act Rule 14d-3(b)(1) and Rule 14d-4(d)(1).

16. Certain Legal Matters; Regulatory Approvals, page 53

Appraisal Rights, page 55

10.   Here or where appropriate in the Offer to Purchase, please provide more specifics about the exercise of appraisal rights in connection with the merger, including when shareholders will be provided the statutory notice and how much time shareholders have to perfect their rights.

18. Miscellaneous, page 56

11.   Refer to the following sentence on page 56: "The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction." Please explain to us how limiting participation in this manner is consistent with Exchange Act Rule 14d-10(a)(1). If the bidder is attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

Mark Casper
Maxim Integrated Products, Inc.
September 10, 2013
Page 4

        In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact David L. Orlic, Special Counsel, at (202) 551-3503 or me at (202) 551-3317 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ Alexandra M. Ledbetter

                                        Alexandra M. Ledbetter
                                        Attorney-Advisor
                                        Office of Mergers and Acquisitions

cc: Via E-mail
        Matthew Gemello
        Baker & McKenzie LLP